

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2021

Travis C. Mickle, Ph.D.
President and Chief Executive Officer
KemPharm, Inc.
1180 Celebration Boulevard, Suite 103
Celebration, FL 34747

Re: KemPharm, Inc.
Registration Statement on Form S-3
Filed January 13, 2021
333-252078

Dear Dr. Mickle:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brent B. Siler